EXHIBIT 99.2

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Liminal BioSciences Inc. ("Liminal" or the "Company")

440 Armand-Frappier Blvd., Suite 300
Laval, QC, H7V 4B4

Item 2Date of Material Change

July 17, 2020

Item 3News Release

The press release attached as Schedule "A" was disseminated on July 17, 2020 on newswires in Canada and United States with respect to the material change and was filed on SEDAR.

Item 4Summary of Material Change

On July 17, 2020, the Company announced that it had acquired (the "Acquisition") all of the issued and outstanding shares in the capital of Fairhaven Pharmaceuticals Inc. ("Fairhaven") and completed a concurrent private placement with each of Genesys Ventures III LP ("Genesys"), AMORCHEM, LIMITED PARTNERSHIP ("AmorChem LP") and AmorChem II Fund L.P. ("AmorChem II", and together with AmorChem LP, "AmorChem", and together with Genesys, the "Holders") of C$2.4 million aggregate principal amount of secured convertible debentures.

Item 5Full Description of Material Change

Under the terms of the Acquisition, the Company will satisfy the aggregate purchase price of up to C$8 million by the issuance of common shares in the capital of Liminal to the shareholders of Fairhaven, being Genesys, AmorChem LP, MSBi Valorisation Inc. and The Royal Institution for the Advancement of Learning/McGill University (collectively, the "Sellers") subject to the achievement of certain pre-determined milestones, thus acquiring a preclinical research program of small molecule antagonists. Investigational therapies developed in this program target a key chemoattractant and activator of eosinophils, which play a key role in Type 2 inflammation-driven diseases through tissue repair and resolution of inflammation ("Fairhaven R&D Program").

On July 17, 2020, the Company issued an aggregate of 202,308 common shares in the capital of Liminal, representing C$3.6 million of the aggregate purchase price, to the Sellers, at a price per share equal to the five-trading day volume weighted average trading price (the "VWAP") of Liminal's common shares on the Toronto Stock Exchange (the "TSX"). The remainder of the aggregate purchase price payable by the Company to the Sellers is issuable upon, and subject to, the achievement of certain pre-determined research and development milestones, with any future shares to be issued at a price per share equal to the five-trading day VWAP of Liminal's common shares prior to the achievement of such milestone events.

In addition, in connection with the Acquisition, Liminal also completed a concurrent private placement with the Holders of C$2.4 million aggregate principal amount of secured convertible debentures (the "Debentures"), with an interest rate of 8% per annum, compounded quarterly, for the continued development of the Fairhaven R&D Program. The Debentures will mature on March 31, 2022 (the "Maturity Date”), unless converted into common shares of the Company prior to the Maturity Date. At any time prior to the Maturity Date, the Holders shall have a collective right to, and Liminal shall have the right upon certain pre-determined events to require each Holder to, purchase additional Debentures for an aggregate principal amount of up to C$5.74 million. The Debentures may be converted into common shares of Liminal at the option of the Company subject to certain conditions, or at the option of the Holders at any time on or before the Maturity Date, at a conversion price equal to the five-trading day VWAP of Liminal's common shares on the TSX prior to the conversion date.

The Acquisition constitute a "related party transaction" within the meaning of Regulation 61-101 – Protection of Minority Security Holders in Special Transactions ("Regulation 61-101"). The Company relied on the exemptions from the valuation and minority shareholder approval requirements contained in sections 5.5(a) and 5.7(1)(a) of Regulation 61-101 in respect of related party participation in the Acquisition, as neither the fair market value of the shares distributed to, nor the consideration paid by, related parties, exceeded 25% of the Company’s market capitalization.

Each of Mr. Kenneth Galbraith and Mr. Gary Bridger (the "Directors") serve on the board of directors of both Liminal and Fairhaven. In addition, the Directors are officers of, and owned all of the shares in the capital of, Five Corners Capital Inc., a former shareholder of Fairhaven immediately prior to the closing of the Acquisition. Pursuant to a corporate reorganization of Fairhaven which occurred prior to the closing of the Acquisition, Fairhaven repurchased all of the shares held by Five Corners Capital Inc. in the capital of Fairhaven, such that Five Corners Capital Inc. was no longer a shareholder of Fairhaven on the date of closing of the Acquisition. The independent directors of Liminal reviewed and unanimously approved the Acquisition.

Liminal did not file this material change report 21 days prior to completion of the Acquisition as the terms of the transactions had not been approved by all parties at that time and were subject to further amendment.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report.

Marie Iskra

General Counsel

m.iskra@liminalbiosciences.com

+1 450.781.0115

Item 9Date of Report

July 21, 2020

Schedule A

Please see attached.

Press Release

For immediate release

Liminal BioSciences Broadens R&D Pipeline With Novel Preclinical Program For Eosinophilic-Driven Diseases

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – July 17, 2020 – Liminal BioSciences Inc. (Nasdaq & TSX: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, announced today that it has acquired all of the issued and outstanding shares in the capital of Fairhaven Pharmaceuticals Inc. (“Fairhaven”), thus acquiring a preclinical research program of small molecule antagonists. Investigational therapies developed in this program target a key chemoattractant and activator of eosinophils, which play a key role in Type 2 inflammation-driven diseases through tissue repair and resolution of inflammation (“Fairhaven R&D Program”).

“This acquisition is a continuation and expansion of our strategy to build a diverse portfolio of early-stage R&D programs that complement our established research focus and our lead development opportunities with Ryplazim® and fezagepras,” stated Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. “We are making progress on our selective GPR84 antagonist R&D program and we look forward to advancing the promising Fairhaven R&D Program in our laboratories at Liminal BioSciences, utilizing our extensive GPCR experience and supported by funding provided initially by certain Fairhaven shareholders.”

The Fairhaven R&D Program is based on the research of Dr. William Powell, Professor Emeritus in the Department of Medicine at McGill University, working in collaboration with Dr. Joshua Rokach of the Florida Institute of Technology (FIT). Drs. Powell and Rokach developed a series of potentially first-in-class, oral, selective OXE receptor antagonists against 5-oxo-ETE, one of the most potent human eosinophil chemoattractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemoattractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including certain respiratory and gastro-intestinal diseases. Dr. Powell will serve as an advisor to Liminal BioSciences on the Fairhaven R&D Program.

Press Release for immediate release

Eosinophil-related diseases represent a significant area of unmet need in global health. Several biologics have been approved for the treatment of eosinophil-related diseases with combined drug sales in 2018 exceeding US$3 billion. In addition, a number of other biologics and small molecules are under active clinical development for eosinophilic-driven diseases, including antolimab (Allakos).

“Compared to biologics, small molecule OXE receptor antagonists offer a promising and potentially more cost-effective treatment option for eosinophilic-driven disorders,” stated Dr. Powell. “I am looking forward to working with Liminal BioSciences to continue development on this exciting R&D program initiated by work carried out at McGill University and FIT.”

”The 5-oxo-ETE research program was one of AmorChem's first university-based research investments and we are very pleased by the outcome of this transaction, which provides strong further affirmation of our investment strategy,” stated Elizabeth Douville, Founder and Managing Partner of AmorChem. “When the program was spun off into Fairhaven following a co-investment by Genesys Capital, the transaction represented the first important step in the evolution of our portfolio. With Liminal BioSciences' extensive expertise in small molecules and GPCR’s, we believe the 5-oxo-ETE research program is well positioned for future development.”

“This transaction is a great reflection of the potential for emerging life sciences companies in Canada. We are pleased that the innovative platform developed at Fairhaven will advance under the stewardship of Liminal BioSciences, which has an outstanding management team and extensive experience in pre-clinical and clinical research,” said Jamie Stiff, Managing Director at Genesys Capital. “We look forward to watching the continued progress in advancing the 5-oxo-ETE program under their leadership in the months and years ahead.”

Terms of the Transaction

Under the terms of the acquisition, the Company will satisfy the aggregate purchase price of up to C$8 million by the issuance of common shares in the capital of Liminal BioSciences to the shareholders of Fairhaven, being Genesys Ventures III LP (“Genesys”), AMORCHEM, LIMITED PARTNERSHIP (“AmorChem LP”), MSBi Valorisation Inc. and The Royal Institution for the Advancement of Learning/McGill

Press Release for immediate release

University subject to the achievement of certain pre-determined milestones. On the closing date of the acquisition, the Company issued an aggregate of 202,308 common shares in the capital of Liminal, representing C$3.6 million of the aggregate purchase price, to the shareholders of Fairhaven, at a price per share equal to the five-trading day volume weighted average trading price (the "VWAP") of Liminal BioSciences' common shares on the Toronto Stock Exchange (the "TSX"). The remainder of the aggregate purchase price payable by the Company to the sellers is issuable upon, and subject to, achievement of certain pre-determined research and development milestones, with any future shares to be issued at a price per share equal to the five-trading day VWAP of Liminal BioSciences' common shares prior to such milestone events.

In addition, in connection with the acquisition, Liminal BioSciences also completed a private placement with Genesys, AmorChem LP and AmorChem II Fund L.P. (together with AmorChem LP, “AmorChem”, and together with Genesys, the “Holders”) of C$2.4 million aggregate principal amount of secured convertible debentures (the "Debentures"), with an interest rate of 8% per annum, compounded quarterly, for the continued development of the Fairhaven R&D Program. The Debentures mature on March 31, 2022 (the “Maturity Date”), unless converted into common shares of the Company prior to the Maturity Date. At any time prior to the Maturity Date, the Holders shall have a collective right to, and Liminal BioSciences shall have the right upon certain pre-determined events to require each Holder to, purchase additional Debentures for an aggregate principal amount of up to C$5.74 million. The Debentures may be converted into common shares of Liminal BioSciences at the option of the Company subject to certain conditions, or at the option of the Holders at any time on, or before the Maturity Date, at a conversion price equal to the five-trading day VWAP of Liminal BioSciences' common shares on the TSX prior to the conversion date.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as FFAR1, or GPR40, G-protein-coupled

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receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs. Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter an additional Phase 1 clinical trial in 2H-2020 to evaluate multiple ascending doses of fezagepras in both healthy volunteers and patients, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. The optimal dose and dosing regimen of fezagepras is expected to be further evaluated in Phase 2 clinical trials in selected fibrosis indications to be initiated in 2021.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived product candidate is Ryplazim® (plasminogen), for which the Company expects to resubmit a BLA in Q3-2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency. Ryplazim® (plasminogen) has been granted Orphan Drug Designation and Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency.

Prometic Plasma Resources, a subsidiary of Liminal BioSciences Inc., has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. Our Canadian center located in Winnipeg, Manitoba is licensed by the FDA and Health Canada, and is certified by the European Union and the Plasma Protein Therapeutics Association (PPTA). Our American center located in Amherst, New York is licensed by the State of New York and its’ BLA submission is currently under review by the FDA.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

About Amorchem

AmorChem (www.amorchem.com) is a leading early stage venture capital fund launched in 2011 in Montreal. The AmorChem team utilizes its deep understanding of fundamental science to uncover its therapeutic potential and focuses its core expertise in translational research to accelerate therapeutic drug discovery and development across a broad spectrum of disease areas. The fund capitalizes on both its venture capital expertise and its

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entrepreneurial experience to spark the creation of start-up companies and help shape them into the next generation of biotech companies. With over $85M under management, AmorChem has financed over 30 university projects and started up several biotechnology companies from the fruits of this innovative research.

About Genesys Capital

Genesys Capital (www.genesyscapital.com) is one of the largest Canadian-based venture capital firms exclusively focused on the life sciences industry. For over 20 years, Genesys has been focused on building companies in the high-growth sectors of healthcare and biotechnology. Through its expertise and network, Genesys accelerates the development of commercially viable emerging companies that represent promising life sciences investment opportunities.

Forward Looking Statement

This press release contains forward-looking information within the meaning of securities laws. Specific forward‐looking information in this press release includes statements concerning, among other things, Liminal BioSciences’ objectives, strategies and businesses, the anticipated benefits of the acquisition and the private placement, the manner in which the Company expects to satisfy the remaining purchase price for the acquisition, the achievement of the milestone events and timing for the issuance of additional common shares, the issuance of additional Debentures, statements with respect to the timing of any planned BLA resubmission, development of R&D programs and the Fairhaven R&D Program, the timing of initiation of clinical trials, the exploration of alternatives for the future commercialization of Ryplazim®, if approved, including through a third-party marketing collaboration, and the potential commercial launch of Ryplazim®, if approved.

Forward-looking information is based on our current expectations about the markets we operate in and on various estimates and assumptions. Although the forward-looking information is based on information management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with such information.

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Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. The risks, and factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates if ever, the impact of the COVID-19 crisis on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the Company’s U.S. Securities and Exchange Commission and Canadian securities filings and reports available under the Company’s profile on SEDAR at www.sedar.com, including in the Annual Report on Form 20-F for the year ended December 31, 2019. As a result, we cannot guarantee that any forward-looking statement will materialize. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Press Release for immediate release

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

212.253.8881

Investor Contact

Matt Lane

matt@gilmartinir.com

617.901.7698

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